                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: December 31, 2000                        +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
                        PART I - REGISTRANT INFORMATION

Full Name of Registrant:  COVALENT GROUP, INC.
Former Name if Applicable:
                         ---------------------------
Address of Principal Executive Office:

                        ONE GLENHARDIE CORPORATE CENTER
                         1275 DRUMMERS LANE SUITE 100
                              (Street and Number)
                          WAYNE, PENNSYLVANIA  18087
                             (City, and Zip Code)

                                   PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
--------------------------------------------------------------------------------
 X  | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 X  | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
--------------------------------------------------------------------------------
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.
--------------------------------------------------------------------------------

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Registrant is continuing to review and analyze pertinent information and documentation on recent and ongoing activities of the Registrant, which review and analysis, and any resulting effect on required disclosure, could not be completed within the prescribed time, and therefore prevents the Registrant from completing and filing the report on Form 10-KSB without unreasonable effort and expense. The Company anticipates that its report on Form 10-KSB will be filed on or before the fifteenth calendar day following its prescribed due date.


                                   PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

KENNETH M. BORROW, CHIEF EXECUTIVE OFFICER   (610)          975-9533
--------------------------------------------------------------------------------
           (Name)                          (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 30, 2000, the Company issued a press release discussing its fourth quarter and year-end results. A copy of that press release is attached hereto as Attachment A and incorporated herein by reference.

                             COVALENT GROUP, INC.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: APRIL 2, 2001              By: /s/ KENNETH M. BOROW, M.D.
                                 ------------------------------
                                 KENNETH M. BOROW, M.D., CHIEF EXECUTIVE OFFICER

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

 Intentional misstatements or representations of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                 ATTACHMENT A

             COVALENT GROUP, INC. REPORTS EARNINGS FOR FISCAL 2000

WAYNE, PA, March 30, 2001: Covalent Group, Inc. (Nasdaq: CVGR) today announced that its fiscal year 2000 earnings were $1,000,000 as compared to $1,438,000 for the same period in 1999.

The decrease in the Company's fourth quarter and full year earnings was due predominantly to two factors: (1) the Company's adoption of Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101) which resulted in a deferral of $1,700,000 of revenues previously recognized cumulative through 2000, the impact of which was a decrease in net income of $470,000; (2) reversal of $680,000 in previously recorded revenues for a consulting arrangement with SpeedTrials.com, an internet venture collaborating with Covalent to develop web-based clinical research management applications for use by the Company and others. This reversal was necessitated by concerns about realization to the recorded amounts. At the present time, the Company is aggressively investigating its options for working with SpeedTrials and expects to restructure the relationship in the near future.

Kenneth M. Borow, M.D., Chief Executive Officer commented, "We are disappointed with our fourth quarter performance which interrupts our trend of otherwise increasing quarterly earnings. Importantly, the $1,700,000 in revenues deferred upon adoption of SAB 101 will be recognized in the future as contracts progress. We are anticipating a strong performance in 2001 based on our current backlog of contracted work of $28 million at December 31, 2000, along with the addition of significant contracts which are currently being signed. These long-term contracts will bring both stability and growth to the Company's future earnings.

                Condensed Consolidated Statements of Operations
             (all amounts in thousands, except per share amounts)
                                   Unaudited


                                                    For the Three Months                      For the Twelve Months
                                                     Ended December 31,                         Ended December 31,
                                                    ---------------------                     ----------------------
                                                    2000            1999                       2000            1999
                                                    ----            ----                       ----            ----
Revenues
Operating Expenses                                  $1,387         $3,327                      $12,027       $14,747
   Direct                                            1,054          1,790                        6,415         8,741
   Selling and Administrative                          995          1,060                        3,673         3,832
                                                    ------         ------                      -------       -------

Income from Operations                                (662)           387                        1,939         2,174
Interest Income                                         11             18                           31           109
                                                    ------         ------                      -------       -------

Income before Income Taxes                            (651)           405                        1,970         2,283
Income Tax Provision (Benefit)                        (136)           150                          834           845
                                                    ------         ------                      -------       -------

Net Income after Tax and before
Cumulative Effect of Accounting Change                (515)           255                        1,136         1,438

Cumulative effect of change in accounting for
revenue recognition, net of tax of $93                (136)             -                         (136)            -
                                                    ------         ------                      -------       -------

Net Income (Loss)                                   $  651         $  255                      $ 1,000       $ 1,438
                                                    ======         ======                      =======       =======
Net Income (Loss) per Common Share
   Basic Earnings per Common Share                  $(0.05)        $ 0.02                      $  0.08       $  0.12
                                                    ======         ======                      =======       =======
   Diluted Earnings per Common Share                $(0.05)        $ 0.02                      $  0.08       $  0.12
                                                    ======         ======                      =======       =======

The Covalent Group is a total research management and drug development organization. Its SpeedTrials collaboration, in addition to its propriety TeleTrial/R/ interactive speech recognition system, demonstrates that the company is on the cutting edge of advanced clinical trial processes. Through its consultative, operational and technologic expertise, The Covalent Group is setting the standard in new approaches to drug development and clinical trial safety.

This press release contains forward-looking statements identified by words such as "believe," "expect," and similar expressions. Actual results might differ materially from those projected in, expressed in or implied by the forward-looking statements. Potential risks and uncertainties that could affect the Company's future operation results include, without limitation: (i) the Company's success in attracting new business; (ii) the size, duration, and timing of clinical trials; and (iii) the termination, delay or cancellation of clinical trials. Additional information concerning factors that could cause actual results to materially differ from those in forward looking statements is contained in Covalent's SEC filings, including periodic reports under the Securities Exchange Act of 1934, as amended, copies of which are available upon request from Covalent's investor relations department.

Company Contact:  Thomas Dean, Investor Relations, (212)421-2545
Contact us on-line:  http://www.covalentgroup.com